Dreyfus Insured Municipal Bond Fund, Inc.

ANNUAL REPORT April 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Insured Municipal Bond Fund, Inc. covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Insured Municipal Bond Fund, Inc. perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund achieved a total return of 0.51%.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Insured Municipal Debt Funds category was 1.05%.[3]

After rising during the opening months of the reporting period, municipal bond prices became more volatile during the summer of 2003, when signs of stronger economic growth began to emerge. Heightened market volatility generally continued through the end of the reporting period, with bond prices rising and falling along with investors' concerns regarding potentially higher interest rates. The fund's performance lagged that of its benchmark and Lipper category average, primarily because of its relatively long average duration during the summer of 2003.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in investment-grade municipal bonds that provide income exempt from federal personal income tax. These bonds will be insured as to the timely payment of principal and interest by recognized insurers of municipal bonds, such as Ambac Assurance Corporation, Financial Guaranty Insurance Company, Financial Security Assurance, Inc. and MBIA Insurance Corporation.[4] The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund is not subject to any maturity restrictions.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we

may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Early in the reporting period, municipal bonds continued to benefit from a rally that began several years earlier as the U.S. economy weakened and the Federal Reserve Board (the "Fed") reduced short-term interest rates. The most recent rate-cut occurred in late June 2003, when the Fed reduced the federal funds rate to its lowest level since 1958.

During the summer of 2003, however, new signs of economic recovery suggested that the June rate-cut might have been the Fed's last of the current cycle, and municipal bond prices fell sharply. Although bonds gradually recovered during the fall of 2003 and winter of 2003-04, the market remained volatile as many investors reacted to new releases of economic data. Finally, during late March and April 2004, stronger evidence of job growth and renewed inflation-related concerns caused municipal bond prices to fall.

While stronger economic growth contributed to heightened market volatility during the reporting period, it also helped to improve the fiscal condition of many states and municipalities. Some states recently have reported higher than expected collections of state income and sales taxes, while others have increased sales and so-called "sin taxes" to bridge their budget deficits. In our view, these developments have helped to support the general credit quality of municipal bond issuers, including those that issue insured securities.

In this environment, we gradually adopted a defensive investment posture, balancing the fund's holdings more evenly among insured bonds of various maturities. We also have attempted to identify, more precisely, areas of the bond market in which the fund may be over- or underrepresented compared to its benchmark. These strategies are designed to help us manage the impact of heightened market volatility on the fund. In addition, when purchasing new securities, we have generally focused on what we believe are high-coupon bonds selling at premiums to their face values. Such bonds historically have held more of their value during market declines.

What is the fund's current strategy?

We have continued to maintain our strategy in an attempt to manage risks in the stronger economic environment. Although we do not expect the Fed to raise interest rates imminently, we believe that it has begun to lay the groundwork for an eventual increase. Accordingly, we have positioned the fund in an attempt to weather further volatility while investors adjust to a stronger economy and potentially greater inflationary pressures.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. However, the bonds in the index generally are not insured. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

[4] *Portfolio insurance extends to the repayment of principal and payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Insured Municipal Bond Fund, Inc. and the Lehman Brothers Municipal Bond Index

Average Annual Total Returns *as of 4/30/04*

	1 Year	5 Years	10 Years
Fund	**0.51%**	**4.21%**	**5.13%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Insured Municipal Bond Fund, Inc. on 4/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in municipal securities which are insured as to the timely payment of principal and interest by recognized issuers of municipal securities. The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall; however, <u>the bonds in the Index are generally not insured</u>. The Index also does not take into account charges, fees and other expenses. All of these factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report. Neither fund shares nor the market value of its portfolio securities are insured.

STATEMENT OF INVESTMENTS

April 30, 2004

Long-Term Municipal Investments−96.7%	Principal Amount ($)	Value ($)
Alabama−3.9%		
Auburn University General Fee Revenue 5.75%, 6/1/2017 (Insured; MBIA)	1,000,000	1,111,320
Jefferson County, Capital Improvement and Warrants 5%, 4/1/2009 (Insured; MBIA)	4,000,000	4,356,600
Alaska−3.5%		
Alaska International Airports System, Revenue 5.75%, 10/1/2020 (Insured; AMBAC)	4,500,000	4,939,650
Arizona−1.6%		
Phoenix Civic Improvement Corp., Water System Revenue 5.25%, 7/1/2015 (Insured; FGIC)	2,000,000	2,195,880
California−5.6%		
California Department of Water Resources, Power Supply Revenue 5.50%, 5/1/2009 (Insured; MBIA)	5,000,000	5,568,800
San Diego Unified School District Zero Coupon, 7/1/2015 (Insured; FGIC)	3,690,000	2,192,635
Connecticut−6.0%		
Connecticut Special Tax Obligation, Revenue (Transportation Infrastructure Purpose) 5%, 1/1/2023 (Insured; FGIC)	2,000,000	2,048,400
South Central Connecticut Regional Water Authority, Water System Revenue 5%, 8/1/2033 (Insured; MBIA)	2,500,000	2,524,725
University of Connecticut 5%, 1/15/2017 (Insured; MBIA)	3,520,000	3,735,178
Delaware−3.8%		
Delaware Economic Development Authority, Water Revenue (United Water Delaware Inc. Project) 6.20%, 6/1/2025 (Insured; AMBAC)	5,000,000	5,284,100
Florida−4.4%		
Miami-Dade County, Miami International Airport, Aviation Revenue (Hub of the Americas) 5%, 10/1/2037 (Insured; FGIC)	3,500,000	3,455,060
Tampa Bay Water, Utility System Improvement Revenue 5.25%, 10/1/2019 (Insured; FGIC)	2,575,000	2,723,706

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Idaho—1.5%		
Boise State University, Revenue		
5.375%, 4/1/2022 (Insured; FGIC)	2,000,000	2,122,540
Illinois—1.8%		
Chicago O'Hare International Airport, Revenue		
(General Airport Third Lien)		
5.25%, 1/1/2027 (Insured; MBIA)	2,500,000	2,519,625
Indiana—2.6%		
Indiana Educational Facilities Authority,		
Educational Facilities Revenue		
(Butler University Project)		
5.50%, 2/1/2026 (Insured; MBIA)	3,500,000	3,644,305
Massachusetts—.7%		
Massachusetts Housing Finance Agency,		
Housing Revenue (Rental-Mortgage)		
6.50%, 7/1/2025 (Insured; AMBAC)	905,000	932,847
Michigan—.9%		
Michigan Housing Development Authority, LOR		
(Greenwood Villa Project)		
6.50%, 9/15/2007 (Insured; FSA)	1,235,000	1,261,441
Minnesota—2.3%		
Southern Minnesota Municipal Power Agency,		
Power Supply System Revenue		
5%, 1/1/2012 (Insured; MBIA)	3,000,000	3,248,820
Missouri—5.8%		
The City of Saint Louis, Airport Revenue		
(Airport Development Program):		
5%, 7/1/2011 (Insured; MBIA)	5,000,000	5,378,100
5.625%, 7/1/2019 (Insured; MBIA)	2,500,000	2,717,775
New Jersey—6.4%		
New Jersey Economic Development Authority, PCR		
(Public Service Electric and Gas Co.)		
6.40%, 5/1/2032 (Insured; MBIA)	7,600,000	7,777,612
New Jersey Health Care Facilities Financing Authority,		
Revenue (Jersey Shore Medical Center):		
6.25%, 7/1/2021 (Insured; AMBAC)	70,000	71,903
6.25%, 7/1/2021 (Insured; AMBAC)		
(Prerefunded 7/1/2004)	30,000 [a]	30,855
New Jersey Housing and Mortgage Finance Agency,		
Revenue Home Buyer		
6.20%, 10/1/2025 (Insured; MBIA)	965,000	983,740

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York–7.0%		
Metropolitan Transportation Authority:		
(State Service Contract) 5.50%, 1/1/2020		
(Insured; MBIA)	2,000,000	2,151,040
Transportation Revenue 5.50%, 11/15/2019		
(Insured; AMBAC)	5,000,000	5,422,050
New York City Municipal Water		
Finance Authority, Water and		
Sewer System Revenue		
5%, 6/15/2014 (Insured; FSA)	2,000,000	2,148,700
North Carolina–2.6%		
Gaston County 4%, 5/1/2008 (Insured; FSA)	1,500,000	1,575,720
Lincoln County 4%, 6/1/2007 (Insured; MBIA)	1,910,000 [b]	2,003,552
North Dakota–2.5%		
Mercer County, PCR		
(Montana-Dakota Utilities Co. Project)		
6.65%, 6/1/2022 (Insured; FGIC)	3,500,000	3,514,385
Ohio–1.6%		
Ohio Turnpike Commission, Turnpike Revenue		
5.50%, 2/15/2017 (Insured; FGIC)	1,995,000	2,231,647
Rhode Island–3.1%		
Rhode Island Housing and Mortgage Finance Corp.,		
SFMR 9.30%, 7/1/2004 (Insured; FGIC)	5,000	5,027
Rhode Island Port Authority and Economic		
Development Corp., Airport Revenue		
6.625%, 7/1/2024 (Insured; FSA)		
(Prerefunded 7/1/2004)	4,250,000 [a]	4,370,487
South Carolina–5.5%		
South Carolina Public Service		
Authority, Revenue (Santee Cooper)		
5%, 1/1/2009 (Insured; FSA)	3,215,000	3,498,209
South Carolina Transportation		
Infrastructure Bank, Revenue		
5%, 10/1/2024 (Insured; AMBAC)	2,500,000	2,527,050
University of South Carolina, Athletic Facilities		
Revenue 5.50%, 5/1/2022 (Insured; AMBAC)	1,575,000	1,675,737
Texas–6.5%		
Brownsville Housing Finance Corp., SFMR		
(Mortgage-Multiple Originators and		
Services) 9.625%, 12/1/2011		
(Insured; FGIC)	140,000	140,090

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
City of San Antonio, Water System Revenue:		
5.50%, 5/15/2019 (Insured; FSA)	1,000,000	1,080,200
5.50%, 5/15/2020 (Insured; FSA)	2,500,000	2,686,100
Houston Area Water Corp., City of Houston Contract Revenue (Northeast Water Purification Plant Project)		
5.25%, 3/1/2023 (Insured; FGIC)	2,470,000	2,545,780
Texas Turnpike Authority (Central Texas Turnpike System) Revenue		
5.50%, 8/15/2039 (Insured; AMBAC)	2,500,000	2,603,075
Virginia−7.1%		
Chesapeake, Water and Sewer		
5%, 6/1/2028 (Insured; FGIC)	4,290,000	4,335,731
Upper Occoquan Sewer Authority, Regional Sewer Revenue		
5.15%, 7/1/2020 (Insured; MBIA)	5,210,000	5,586,423
Washington−4.8%		
Washington, MFMR:		
(Gilman Meadows Project)		
7.40%, 1/1/2030 (Insured; FSA)	3,000,000	3,097,710
(Mallard Cove Project 1)		
7.40%, 1/1/2030 (Insured; FSA)	770,000	795,079
(Mallard Cove Project 2)		
7.40%, 1/1/2030 (Insured; FSA)	2,670,000	2,756,962
West Virginia−5.2%		
West Virginia:		
6.50%, 11/1/2026 (Insured; FGIC)	2,600,000	2,993,978
Zero Coupon, 11/1/2026 (Insured; FGIC)	5,450,000	1,569,219
West Virginia Building Commission, LR (West Virginia Regional Jail)		
5.375%, 7/1/2021 (Insured; AMBAC)	2,505,000	2,713,366
Total Long-Term Municipal Investments		
(cost $132,273,326)		**134,852,934**

Short-Term Municipal Investments−1.4%	Principal Amount ($)	Value ($)
Massachusetts−.7%		
Massachusetts Health and Educational Facilities Authority, Revenue, VRDN (Capital Asset Program) 1.08% (Insured; MBIA)	1,000,000 c	1,000,000
Texas−.7%		
Tarrant County Health Facilities Development Corp., Revenue, VRDN (Cumberland Restaurant Project) 1.12% (Insured; AGIC)	1,000,000 c	1,000,000
Total Short-Term Municipal Investments (cost $2,000,000)		**2,000,000**
Total Investments (cost $134,273,326)	**98.1%**	**136,852,934**
Cash and Receivables (Net)	**1.9%**	**2,699,409**
Net Assets	**100.0%**	**139,552,343**

Summary of Abbreviations

AGIC	Asset Guaranty Insurance Company	**LR**	Lease Revenue
AMBAC	American Municipal Bond Assurance Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFMR**	Multi-Family Mortgage Revenue
		PCR	Pollution Control Revenue
FSA	Financial Security Assurance	**SFMR**	Single Family Mortgage Revenue
LOR	Limited Obligation Revenue	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	98.5
F1		MIG1/P1		SP1/A1	1.5
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Purchased on delayed delivery basis.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[d] *At April 30, 2004, 38.9% of the fund's net assets are insured by MBIA.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	134,273,326	136,852,934
Cash		137,823
Receivable for investment securities sold		2,546,436
Interest receivable		2,186,718
Prepaid expenses		20,718
		141,744,629
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(a)		86,485
Payable for investment securities purchased		2,021,871
Payable for shares of Common Stock redeemed		36,036
Accrued expenses		47,894
		2,192,286
Net Assets ($)		**139,552,343**
Composition of Net Assets ($):		
Paid-in capital		135,366,991
Accumulated net realized gain (loss) on investments		1,605,744
Accumulated net unrealized appreciation (depreciation) on investments		2,579,608
Net Assets ($)		**139,552,343**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		7,894,305
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**17.68**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**7,236,220**
Expenses:	
Management fee–Note 3(a)	889,179
Service plan and prospectus fees–Note 3(b)	299,505
Shareholder servicing costs–Note 3(b)	88,991
Professional fees	33,092
Registration fees	31,156
Custodian fees	19,584
Directors' fees and expenses–Note 3(c)	13,785
Shareholders' reports	9,860
Loan commitment fees–Note 2	1,470
Miscellaneous	12,873
Total Expenses	**1,399,495**
Less–reduction in management fee due to undertaking–Note 3(a)	(140,481)
Net Expenses	**1,259,014**
Investment Income–Net	**5,977,206**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,603,801
Net unrealized appreciation (depreciation) on investments	(6,755,144)
Net Realized and Unrealized Gain (Loss) on Investments	**(5,151,343)**
Net Increase in Net Assets Resulting from Operations	**825,863**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2004	2003
Operations ($):		
Investment income–net	5,977,206	6,837,815
Net realized gain (loss) on investments	1,603,801	749,867
Net unrealized appreciation (depreciation) on investments	(6,755,144)	4,577,298
Net Increase (Decrease) in Net Assets Resulting from Operations	**825,863**	**12,164,980**
Dividends to Shareholders from ($):		
Investment income–net	(5,936,744)	(6,804,530)
Net realized gain on investments	(310,028)	(784,314)
Total Dividends	**(6,246,772)**	**(7,588,844)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	51,300,966	50,140,657
Dividends reinvested	4,300,749	5,342,922
Cost of shares redeemed	(67,878,910)	(54,624,843)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(12,277,195)**	**858,736**
Total Increase (Decrease) in Net Assets	**(17,698,104)**	**5,434,872**
Net Assets ($):		
Beginning of Period	157,250,447	151,815,575
End of Period	**139,552,343**	**157,250,447**
Capital Share Transactions (Shares):		
Shares sold	2,826,877	2,761,014
Shares issued for dividends reinvested	237,422	293,891
Shares redeemed	(3,738,008)	(2,997,216)
Net Increase (Decrease) in Shares Outstanding	**(673,709)**	**57,689**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	18.35	17.84	17.64	16.93	18.24
Investment Operations:					
Investment income−net	.73[b]	.80[b]	.81[b]	.86	.86
Net realized and unrealized gain (loss) on investments	(.63)	.59	.25	.71	(1.32)
Total from Investment Operations	.10	1.39	1.06	1.57	(.46)
Distributions:					
Dividends from investment income−net	(.73)	(.79)	(.80)	(.86)	(.85)
Dividends from net realized gain on investments	(.04)	(.09)	(.06)	−	−
Total Distributions	(.77)	(.88)	(.86)	(.86)	(.85)
Net asset value, end of period	17.68	18.35	17.84	17.64	16.93
Total Return (%)	.51	7.98	6.08	9.45	(2.45)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.85	.85	.85	.85	.85
Ratio of net investment income to average net assets	4.03	4.39	4.50	4.91	4.99
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.09	.10	.10	.10	.11
Portfolio Turnover Rate	74.22	45.87	58.16	6.97	12.36
Net Assets, end of period ($ x 1,000)	139,552	157,250	151,816	154,332	156,432

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or permium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 4.46% to 4.50%. Per share data and ratios/supplemental data for periods prior to May 1, 2001, have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Insured Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund receives net earnings credits, based on available cash balances left on deposit and includes such credits in interest income.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $ 383,455, undistributed capital gains $1,222,288 and unrealized appreciation $2,684,129.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003, were as follows: tax exempt income $5,936,744 and $6,804,530, ordinary income $265,849 and $238,902 and long-term capital gains $44,179 and $545,412, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $40,462, increased accumulated net realized gain (loss) on investments by $15,095 and increased paid-in capital by $25,367. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from

the payments to be made to the Manager, or the Manager will bear such excess. The Manager had undertaken from May 1, 2003 through April 19, 2004 to reduce the management fee paid by the fund, to the extent that if the fund's aggregate annual expenses (exclusive of certain expenses as described above) exceed an annual rate of .85 of 1% of the value of the fund's average daily net assets. The Manager has currently undertaken from May 1, 2004 through November 30, 2004 to reduce the management fee paid by the fund, to the extent that if the fund's aggregate annual expenses (exclusive of certain expenses as described above) exceed an annual rate of .80 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $140,481 during the period ended April 30, 2004.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $69,586, Rule 12b-1 distribution plan fees $23,195 and transfer agency per account fees $9,400, which are offset against an expense reimbursement currently in effect in the amount of $15,696.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund pays the Distributor in respect of payments made to certain Service Agents (a securities dealer, financial institution or other industry professional) for distributing the fund's shares, servicing shareholder and for advertising and marketing relating to the fund. The Plan provides for payments to be made at an aggregate annual rate of .20 of 1% of the value of the fund's average daily net assets. The Distributor may pay one or more Service Agents a fee in respect of fund shares owned by shareholders with whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred.

The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005 of 1% of the value of the fund's average daily net assets for any full fiscal year. During the period ended April 30, 2004, the fund was charged $299,505 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $58,138 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of fund's exchange privilege. During the period ended April 30, 2004, redemption fees charged and retained by the fund amounted to $1,964.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $108,584,714 and $117,805,605, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $134,168,805; accordingly, accumulated net unrealized appreciation on investments was $2,684,129, consisting of $3,677,531 gross unrealized appreciation and $993,402 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Insured Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Insured Municipal Bond Fund, Inc., including the statement of investments, as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Insured Municipal Bond Fund, Inc. at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 7, 2004

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2004:

— all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax), and

— the fund hereby designates $.0055 per share as a long-term capital gain distribution of the $.0386 per share paid on December 5, 2003.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

Richard C. Leone (64)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.),
  a tax exempt research foundation engaged in the study of economic, foreign policy and
  domestic issues

No. of Portfolios for which Board Member Serves: 11

––––––––––––––––

Hans C. Mautner (66)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group,
  a real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director

No. of Portfolios for which Board Member Serves: 11

––––––––––––––––

Robin A. Pringle (40)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Senior Vice President of Mentor/National Mentoring Partnership, a national non-profit
  organization that is leading the movement to connect America's young people with caring
  adult mentors

No. of Portfolios for which Board Member Serves: 11

––––––––––––––––

John E. Zuccotti (66)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.

No. of Portfolios for which Board Member Serves: 11

––––––––––––––––

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o
The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board
Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of
charge by calling this toll free number: 1-800-554-4611.*

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President–Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Insured Municipal
Bond Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

On the Internet Information
can be viewed online or
downloaded from:
http://www.dreyfus.com